March 18, 2011

BY EDGAR

Jeffery P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Neptune Technologies & Bioressources Inc.
Form 20-F for Fiscal Year Ended February 28, 2010
Filed August 31, 2010
File No. 001-33526

Dear Mr. Riedler,

On behalf of our client, Neptune Technologies & Bioressources Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated March 8, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above referenced Form 20-F. As discussed with Michael Rosenthall of the Staff, because of the unavailability of certain of the Company’s officers, the Company intends to file its response to the Comment Letter by March 29, 2011.

Should you have any questions or comments regarding this letter, please contact me at 416-360-2952.

Sincerely,

/s/ Daniel Weber
Daniel Weber

cc:	Michael Rosenthall
Sebastian Gomez Abero
Securities and Exchange Commission

Henri Harland
Frédéric Harland
Xavier Harland
André Godin
Neptune Technologies & Bioressources Inc.

Christopher J. Cummings
Christian Kurtz
Shearman & Sterling LLP